February 18, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cornerstone Strategic Value Fund, Inc. (File Number: 811-05150)

Registration Statement on Form N-2

Request for Selective Review

To Whom It May Concern:

The above-referenced filing (the “Registration Statement”) of our client, Cornerstone Strategic Value Fund, Inc. (the “Fund”), being filed on February 18, 2022, is based on and is substantially similar to the Fund’s registration statement on Form N-2 (File Nos.: 811-05150 and 333-253310) which was reviewed and declared effective by the Staff on April 8, 2021.

Please accept this letter as a request under the selective review procedures discussed below with respect to the Staff’s review of the Registration Statement. In this regard, the Staff follows certain selective review procedures for registration statements, set forth in Securities Act Release No. 6510 (Feb. 15, 1984), which are applicable to all management investment company registration statements. The Staff may determine not to review a registration statement (or portions of a registration statement) based on similarity to prior filings that have been reviewed by the Staff. Based on these procedures, a registrant may identify portions of prior filings similar or identical to, and intended to serve as precedent for, a current filing.

The Registration Statement represents a “rights offering” of the Fund’s shares, the terms and conditions of which are substantially similar to those contained in the prior registration statement of the Fund referenced above.

Please contact me at (212) 885-5205 or Thomas R. Westle at (212) 885-5239 with any questions you may have or for any further information you may desire.

Very truly yours,

/s/ Margaret M. Murphy

Margaret M. Murphy